SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	August 26, 2003 at 13.00 GMT
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso North America announces fixed-cost reductions

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso North America will implement a USD 65 million (EUR 60 million) reduction in annual fixed costs through an extension of the profit enhancement programme announced in August 2002. This programme will have its full financial impact by mid 2005, and it will increase the profit per share by EUR 0.04 on top of the EUR 0.05 increase from the earlier programme.

The new programme includes a reduction in Stora Enso North America’s total workforce of about 12% or 700 employees by mid 2005. In addition, 350 of the reductions in the previously announced profit enhancement programme remain to be implemented. Stora Enso North America currently employs about 6 050 people. After the programme has been fully implemented, the number of employees will be about 5 000.

As part of this initiative, Stevens Point Mill paper machine 32, which produces 25 000 tonnes of speciality papers annually, and, as previously announced, Biron Mill paper machine 24, which produces 69 000 tonnes of light-weight coated paper annually, will be permanently shut down as of 1 September 2003. This will result in the removal of 94 000 tonnes of annual capacity and affect approximately 60 full-time positions.

Stora Enso will include a non-recurring pre-tax restructuring charge associated with these changes of about USD 24 million (EUR 22 million) during the third quarter, of this charge USD 2 million is non-cash.

Factors contributing to the need for these measures include: a lagging economy that has been slow to recover from the downturn of the past three years; increased competition from lower-priced imports; higher energy costs; and higher production and labour costs. Sales prices for paper products in North America continue to be at historic lows.

Stora Enso North America President Lars Bengtsson notes that many changes have already been made: “During the past three years, Stora Enso North America has implemented major cost-cutting initiatives, including a 20% reduction in the workforce. We have put a freeze on hiring, placed restrictions on travel and reduced the use of outside consultants. We will implement a freeze on salaried employee wages and will consider cost-effective modifications in the employee benefit programme as well as departmental reorganizations.”

Every facility and support group within the Division is included in the current cost-reduction effort. Reductions in both the salaried and hourly workforce will be implemented consistent with the needs of each facility to ensure a safe workplace and quality production.

Workforce reductions will be made in a number of ways, including severance, retirement and attrition, and will be carried out in accordance with applicable collective bargaining agreements. These reductions have already begun and will continue on a facility-by-facility and department-by-department basis through mid 2005. Employees affected by this initiative will be offered outplacement services to assist with finding other employment.

For further information, please contact:

Lars Bengtsson, President, Stora Enso North America (715) 422 4039;

Tim Laatsch, Senior Vice President Communications (715) 422 4023;

Scott Deitz, Vice President Investor Relations (715) 422 1521; or

Carol Davis, Director Employee Communications (715) 422 3878.

www.storaenso.com

Stora Enso North America is a Division of Stora Enso. The Division is North America’s leading producer of coated and supercalendered papers for the printing and publishing industries. In addition, Stora Enso North America is a premier producer of speciality papers. The Division produces elemental chlorine-free kraft pulp, totally chlorine-free mechanical pulp and recycled pulp from printed, preconsumer and postconsumer scrap paper.

Stora Enso North America has papermaking operations in Wisconsin Rapids, Stevens Point, Whiting, Kimberly, Niagara and Biron, Wisconsin; Duluth, Minnesota; and Port Hawkesbury, Nova Scotia, Canada.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: August 27, 2003